Exhibit (a)(14)

STEFANINI IT SOLUTIONS SUCCESSFULLY COMPLETES
ACQUISITION OF TECHTEAM GLOBAL

SÃO PAULO, Brazil, December 13, 2010 — Stefanini IT Solutions today announced the successful completion of the $8.35 per share cash tender offer for all outstanding shares of TechTeam Global, Inc. (“TechTeam Global”; Nasdaq: TEAM) made by Stefanini International Holdings Ltd (“Stefanini”) and its acquisition subsidiary.  The tender offer expired at 12:00 midnight, Eastern Standard Time, on December 10, 2010.

Based on final information from the depositary for the tender offer, 9,997,058 shares (including 6,105 shares subject to guaranteed delivery procedures), representing over 89.41 percent of the outstanding shares of common stock of TechTeam Global were validly tendered and not withdrawn prior to the expiration of the tender offer. All such shares have been accepted for payment in accordance with the terms of the tender offer.

As previously disclosed, on November 2, 2010, TechTeam Global and Stefanini announced that TechTeam Global, Stefanini and Merger Sub had signed a definitive merger agreement pursuant to which the tender offer would be made. Stefanini’s acquisition subsidiary, Platinum Merger Sub, Inc. (the “Merger Sub”) intends to purchase additional shares of common stock of TechTeam Global at the same price paid in the tender offer pursuant to its “top-up” right provided for in the merger agreement, following which the Merger Sub will own over 90 percent of the outstanding shares of TechTeam Global.

Pursuant to the merger agreement, the Merger Sub intends to effect a “short-form” merger under applicable Delaware law following payment for the tendered shares and the purchase of shares in connection with the “top up” right, which is expected to be completed promptly, and satisfaction of certain other conditions. In the merger, Merger Sub will be merged with and into TechTeam Global, with TechTeam Global surviving the merger and continuing as a wholly-owned subsidiary of Stefanini. In the merger, each outstanding share of TechTeam Global common stock (other than shares held in TechTeam Global’s treasury or owned by Stefanini, Merger Sub or any other wholly-owned subsidiary of Stefanini or by stockholders of TechTeam Global who properly exercise appraisal rights under Delaware law) will be automatically converted into the right to receive $8.35 in cash, without interest thereon and less any required tax withholdings. Following the merger, TechTeam Global common stock will cease to be traded on the Nasdaq Global Market. Holders of TechTeam Global common stock who did not tender their shares in the tender offer will receive a letter of transmittal that will instruct them on how to receive the merger consideration, as well as a notice of the merger and description of appraisal rights for any such holder entitled to exercise such rights under Delaware law.

About the Stefanini IT Solutions

Stefanini IT Solutions is a global provider of onshore and nearshore IT consulting, systems integration and development, and outsourcing services. With more 9,400 employees and 36 offices in 17 countries worldwide, Stefanini IT Solutions services more than 320 active customers across a broad spectrum of industry verticals, including energy and utilities, insurance, manufacturing and distribution, oil and gas, financial services, and telecom. Founded in 1987 and with roots in São Paulo, Brazil, Stefanini IT Solutions has grown to be a multinational IT services company and one of the largest IT consulting companies in Latin America.

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MEDIA CONTACTS

Stefanini IT Solutions

Maribel Lopez
781-404-2416
mlopez@topazpartners.com

Antonio Barretto
55 11 3039 2065
abarretto@stefanini.com

DFreire Comunicação e Negócios
Av. Eng. Luiz Carlos Berrini, 828 - 10and
04571-000 São Paulo - SP
Phone 55 11 5505-8922
www.dfreire.com.br
Debora Freire - debora@dfreire.com.br